SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 28, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated January 28, 2010: Nokia Board of Directors convenes Annual General Meeting 2010

2.               Nokia stock exchange release dated January 28, 2010: Nokia Board of Directors approves the Nokia Equity Program 2010

3.               Nokia stock exchange release dated January 28, 2010: Changes in Nokia Group Executive Board: Hallstein Moerk to retire and Juha Äkräs to head Human Resources, joins Group Executive Board

STOCK EXCHANGE RELEASE

January 28, 2010

Nokia Corporation

Stock Exchange Release

January 28, 2010 at 13.20 (CET +1)

Nokia Board of Directors convenes Annual General Meeting 2010

Dividend of EUR 0.40 per share will be proposed for 2009, same as the dividend per share paid for 2008

Espoo, Finland - Nokia announced today that its Board of Directors has resolved to convene the Annual General Meeting on May 6, 2010 and that the Board and its Committees will submit the below proposals to the Annual General Meeting.

• Proposal to pay a dividend of EUR 0.40 per share

• Proposals on the Board composition and remuneration

• Proposals to authorize the Board to repurchase and issue shares

• Proposal to amend the Articles of Association

• Proposal to re-elect the external auditor

Proposal to pay a dividend

The Board will propose to the Annual General Meeting that a dividend of EUR 0.40 per share be paid for the fiscal year 2009. The dividend ex-date would be May 7, 2010, the record date May 11, 2010 and the payment date on or about May 25, 2010.

Proposals on Board composition and remuneration

Georg Ehrnrooth, Nokia Board Audit Committee Chairman since 2007 and Board member since 2000, has informed that he will not stand for re-election. Mr. Ehrnrooth has been a member of the Audit Committee since 2000, a member of the Personnel Committee in 2006 and a member of Corporate Governance and Nomination Committee since 2007.

The Board’s Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be ten, and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2011: Lalita D. Gupte, Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Dame Marjorie Scardino, Risto Siilasmaa and Keijo Suila. Additional information about the Board member candidates will be available in the Committee proposal.

As to the Board remuneration, the Corporate Governance and Nomination Committee will propose that the annual fee payable to the Board members elected at the Annual General Meeting on May 6, 2010 for a term ending at the Annual General Meeting in 2011, be unchanged from 2008 and 2009 and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee will propose that, as in the past, approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Proposals to authorize the Board to repurchase and issue shares

The Board will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares is the same as in the Board’s current share repurchase authorization and it represents less than 10 % of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the stock market. The authorization would be effective until June 30, 2011 and terminate the current authorization granted by the Annual General Meeting on April 23, 2009.

The Board will also propose that the Annual General Meeting authorize the Board to resolve to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization would be effective until June 30, 2013 and terminate the current authorization granted by the Annual General Meeting on May 3, 2007.

Other proposals to the Annual General Meeting 2010

The Board will propose to the Annual General Meeting to amend the Articles of Association so that the provision on the line of business of the Company would reflect more precisely its current business activities and that the provision on the publication of the notice to the Annual General Meeting would be aligned with the amendments to the Finnish Companies Act and it would allow the publication of the notice in the same manner as the other official disclosures of the Company.

The Board’s Audit Committee will propose to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed according to the invoice and in compliance with the purchase policy approved by the Audit Committee.

The complete proposals by the Board and its Committees to the Annual General Meeting will be available on Nokia’s website at www.nokia.com/agm as from January 29, 2010. The notice to the Annual General Meeting will be published on February 1, 2010.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

STOCK EXCHANGE RELEASE

January 28, 2010

Nokia Corporation

Stock Exchange Release

January 28, 2010 at 13:25 (CET +1)

Nokia Board of Directors approves the Nokia Equity Program 2010

Espoo, Finland - Nokia announced today that Nokia’s Board of Directors has approved the Nokia Equity Program 2010, which, following previous years’ practice, has the below structure:

• Performance Shares - offered as the main equity-based incentive to approximately 4 500 employees;

• Stock options - used in conjunction with performance shares on a limited basis for senior managers; and

• Restricted Shares — granted on a highly selective basis to high potential and critical employees.

The Equity Program 2010, like Nokia equity programs of previous years, will focus on attracting, retaining and motivating critical talent.  Similarly, it intends to align the potential value received by the participants directly with the long-term performance of the Company, thus aligning the participants’ interests also with Nokia shareholders’ interests.  Nokia’s balanced approach and use of the performance-based plan as the main long-term incentive vehicle effectively contribute to the long-term value sustainability of the Company and ensure that compensation is based on performance.

Under the Nokia Performance Share Plan 2010, Nokia shares will be delivered provided that the Company’s performance reaches at least one of the required threshold levels measured by two independent performance criteria. The performance criteria are as follows:

Performance Criteria	Threshold		Maximum
Average annual net sales growth during the performance period	0%		13.5%
Earnings per share (EPS) (diluted, non-IFRS) in 2012	EUR	0.82	EUR	1.44

The Performance Share Plan 2010 has a three-year performance period (2010-2012).

The grant of Performance Shares in 2010 may result in an aggregate maximum payout of 17 million Nokia shares, should the maximum level for both performance criteria be met.

As part of the Nokia Equity Program 2010, stock options will be granted under Nokia Stock Option Plan 2007 approved by the Annual General Meeting 2007. The total size of Nokia Stock Option Plan 2007 is 20 million stock options, which can be granted until December 31, 2010.   The planned maximum number of stock options to be granted during 2010 is 8 million.

The Resticted Share Plan 2010 has a three-year restriction period (2010 — 2012).  The grant of Restricted Shares in 2010 may result in an aggregate maximum payout of 6 million Nokia shares.

As of December 31, 2009, the total maximum dilution effect of Nokia’s equity incentives currently outstanding, assuming that the performance shares are delivered at maximum level, is approximately 1.6%. The potential maximum effect of the Nokia Equity Program 2010 will be approximately another 0.8%.

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Policy on the recoupment of equity gains

The Board of Directors has approved a policy allowing for the recoupment of equity gains realized by Group Executive Board members under Nokia equity plans in case of a financial restatement caused by an act of fraud or intentional misconduct.  This policy will apply to equity grants made to Group Executive Board members after January 1, 2010.

Settlements under various Nokia equity plans

There will be no settlement under the Performance Share Plan 2007 as neither of the threshold performance criteria of EPS and Average Annual Net Sales Growth of this plan were met.

To fulfill the Company’s obligations under two other, more limited equity-based incentive plans, Nokia’s Board of Directors has resolved to issue a total amount of 930 000 Nokia shares (NOK1V) held by the Company to settle its obligations to approximately 400 participants, employees of the Nokia Group.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further

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actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Corporate Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

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STOCK EXCHANGE RELEASE

January 28, 2010

Nokia Corporation

Stock Exchange Release

January 28, 2010 at 13.35 (CET +1)

Changes in Nokia Group Executive Board: Hallstein Moerk to retire and Juha Äkräs to head Human Resources, joins Group Executive Board

Finland, Espoo - Nokia today announced that Juha Äkräs has been appointed Executive Vice President of Human Resources. The nomination comes into effect as of April 1, 2010. At the same time, he will become a member of the Group Executive Board. Äkräs is currently Senior Vice President, co-heading Human Resources with Hallstein Moerk, the current Executive Vice President of Human Resources.

Hallstein Moerk will start transition to retirement and he steps down from his current position as head of HR at the end of March, 2010, after eleven years heading Human Resources at Nokia. He will leave the Nokia Group Executive Board at the same time. Until his retirement at the end of September 2010, Hallstein Moerk will act as Executive Advisor in Nokia.

Says Nokia CEO, Olli-Pekka Kallasvuo: “Hallstein Moerk has been heading Human Resources at Nokia for eleven successful years. His vision and ideas have been the driving force behind many of the reforms and innovations that have ensured Nokia has developed a world-class human resources function and people practices, with a strategic role in increasing the company’s competitiveness. Juha Äkräs has extensive business experience, in both global and regional roles, in addition to his more recent role co-heading Human Resources with Hallstein. He is therefore the ideal person to continue to drive excellence in Human Resources at Nokia.”

http://www.nokia.com//NOKIA_COM_1/About_Nokia/Corporate_Governance/Group_Executive_Board/JA_CV.pdf

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel